

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

<u>Via E-mail</u>
John A. Park
Controller
The Bank of New York Mellon Corporation
One Wall Street
New York, New York 10286

> **Re: The Bank of New York Mellon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-35651**

Dear Mr. Park:

We refer you to our comment letter dated September 13, 2013, regarding business contacts with Sudan, Syria and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
Assistant Director
Division of Corporation Finance

Craig T. Beazer
Associate General Counsel
The Bank of New York Mellon Corporation